Mail Stop 4561

July 26, 2007

Mr. Edward J. Resch
Executive Vice President, Chief Financial Officer, and Treasurer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re:** **State Street Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-07511**

Dear Mr. Resch:

We have reviewed your response dated July 20, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 15 – Derivative Financial Instruments, page 95

1.   We note your response to comment one of our letter dated June 21, 2007. Please quantify for us the changes in fair value related to fair value hedges, the changes in fair value of the hedged items, and the amount of ineffectiveness related to cash flow hedges for each period presented.

2.   We note your response to comment four of our letter dated June 21, 2007. In your description of fair value hedges of recognized fixed rate liabilities you indicate that you performed an initial assessment of hedge effectiveness. Please describe for us the specific quantitative measures you used at inception to perform your initial assessment. If you used a statistical method, tell us the specific statistical outputs you considered.

3.   As a related matter, you indicate that for the relationships where the "shortcut" method was not applied you performed monthly effectiveness assessments using the cumulative dollar-offset approach. Please tell us whether there were any

times you failed the dollar offset method and yet still concluded that the
relationship is highly effective and continue to apply hedge accounting. If so, tell
us what additional procedures you performed and how you concluded it was
appropriate to continue to apply hedge accounting.

4.   Regarding your fair value hedges of portfolios of municipal securities, please tell
us the following:

- the characteristics you consider in aggregating securities that are deemed to be
  similar;
- the tenors of the interest rate swaps;
- how you consider the off-market components of the swap at the time of
  monthly de-designation and re-designation; and
- provide us with a specific example of how you assess effectiveness at
  inception of each monthly designated hedging relationship, include in your
  example how you consider all reasonably possible changes in fair value of the
  derivative and hedged items.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at
(202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief